Exhibit 99.1

May 28, 2007

Kinross Gold appoints Senior Vice-President, Government Relations and Corporate Affairs

TORONTO - May 28, 2007 - Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”, “Kinross Gold” or the “Company”), today announced the appointment of James Crossland as Senior Vice-President, Government Relations and Corporate Affairs, effective May 28, 2007.

Mr. Crossland is based in Toronto and has overall responsibility for Kinross’ communications, government relations, public affairs and corporate social responsibility activities.

Mr. Crossland joins Kinross with 20 years of experience in the areas of government and public relations, public affairs and marketing communications. He has served as a senior executive at several international communications groups, with roles in client servicing, mergers, acquisitions and business operations in Canada, the United States and United Kingdom. Most recently, Mr. Crossland was Executive Vice-President of the Cossette Communication Group Inc.

About Kinross Gold Corporation

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and by reserves, the fifth largest in the world. With nine mines in Canada, the United States, Brazil, Russia and Chile, Kinross employs more than 4,500 people. Kinross recently closed the acquisition of Bema on February 27, 2007.

Kinross was the top performing senior gold equity for 2006 and maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

For additional information, e-mail info@kinross.comor contact:

Investor Relations Contact: Erwyn Naidoo Director, Investor Relations (416) 365-2744 erwyn.naidoo@kinross.com	Tracey Thom Director, Investor Relations & Corporate Communications (416) 365-1362 tracey.thom@kinross.com

Media Contact:
Louie Diaz
Wilcox Group
(416) 203-6666
ldiaz@wilcoxgroup.com

James Crossland appointment notice
Kinross Gold Corporation